Exhibit 1

VOTING AGREEMENT

THIS VOTING AGREEMENT (as amended restated, supplemented or otherwise modified from time to time, this “Agreement”) is dated as of April 18, 2008 and entered into by Bradley G. Griffith on behalf of the Debentureholders, and Arthur G. Ritchie as shareholder of Sand Technology Inc. (in such capacity, the “Shareholder”), and Sand Technology Inc. (the “Corporation”).

W I T N E S S E T H:

WHEREAS, the Debentureholders are purchasing certain 8% Secured Convertible Debentures due December 31, 2017 (the “Debentures”) of the Corporation pursuant to that certain non-brokered private placement subscription agreement for Units dated as of April 18, 2008 (as it may be amended from time to time in accordance with the terms therein, the “Subscription Agreement”); capitalized terms used herein which are defined in the Subscription Agreement are used with the definitions given such terms in the Subscription Agreement unless otherwise expressly defined herein); and

WHEREAS, the Corporation and the Debentureholders have agreed in the Subscription Agreement that they shall, as condition of Closing, enter into a voting agreement with the Corporation and certain existing shareholders of the Corporation, which shall provide that the Majority Holders will have the right to designate one member of the Board of Directors of the Corporation; and

WHEREAS, the Debentureholders, the Corporation and the Shareholder desire to set forth their understandings with respect to their rights and obligations.

NOW THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

VOTING AGREEMENT

The Shareholder hereby agrees that during the Voting Period (as defined below), at any meeting of the shareholders of the Corporation, however called, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of the Corporation in respect of the nomination or appointment of the directors of the Corporation, the Shareholder shall (i) when a meeting is held, appear at such meeting or otherwise cause the securities of the Corporation that he owns (the “Owned Shares”) to be counted as present thereat for the purpose of establishing a quorum and (ii) vote (or cause to be voted) in person or by proxy the Owned Shares in a manner as to provide the Majority Holders with a representative on the board of directors of the Corporation and to vote in favour of the appointment of the appointee designated by the Majority Holders or any replacement thereof as identified in a written notice executed by more than 50% of the Debentureholders to act as such representative for the Debentureholders.

ARTICLE 2

REPLACEMENT

The right to appoint a representative to the board of directors of the Corporation shall include the right of the Debentureholders having appointed such representative to require, at any time, the removal of such representative and the replacement thereof by another of the choosing of the Majority Holders and, as the case may be, the right to fill any vacancy created by the resignation of the representative so appointed.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

The Shareholder hereby represents and warrants to the Debentureholders as follows:

A)   the Shareholder is of the full age of majority and is legally competent to execute this Voting Agreement and to take all action pursuant hereto and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof; and

B)   the execution and delivery of this Voting Agreement does not, and the performance by the Shareholder of his obligations under this Voting Agreement will not (i) conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the Shareholder, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on the Owned Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Shareholder is a party either individually or in the aggregate, to materially impair the ability of the Shareholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE 4

OWNERSHIP OF SHARES

As of the date hereof, the Shareholder is the beneficial owner of the Owned Shares set forth opposite the Shareholder’s name on Schedule A hereto, free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership transfer or other voting of the Owned Shares, other than as created by this Voting Agreement and other than applicable resale restrictions. None of the Owned Shares held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of such Shareholder to perform his obligations as set out in this Voting Agreement. As of the date hereof, no proceedings are pending which, if adversely determined, will have an adverse effect on any ability to vote or dispose of any of the Owned Shares. The Shareholder has not appointed or granted any proxy inconsistent with this Voting Agreement with respect to the Owned Shares.

ARTICLE 5

MISCELLANEOUS

5.1 - Termination – This Voting Agreement shall terminate and be of no further force or effect upon the earliest to occur of (i) the date of termination of the Subscription Agreement in accordance with its terms; (ii) the conversion of all of the Debentures issued to the Debentureholders pursuant to the Subscription Agreement; (iii) written notice of termination of this Voting Agreement by the Majority Holders or (iv) December 31, 2017. Nothing in this Section 5.1 shall relieve or otherwise limit any party of liability for wilful breach of this Voting Agreement.

5.2 - No Ownership Interest. Nothing contained in this Voting Agreement shall be deemed to vest in the Debentureholders any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to, as the case may be, the Shareholders, and the Debentureholders shall have no authority to direct the Shareholder in the voting or disposition of any of the Owned Shares, except as otherwise provided herein.

5.3 - Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Debentureholders to:

Bradley G. Griffith

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL 60605

Fax: (312) 786-7407

with a copy to:

Douglas J. Hatlestad

Bell, Boyd & Lloyd LLP

70 W. Madison St., 3100

Chicago, Illinois  60602

United States

Fax: (312) 345-9067

(b) if to the Shareholder to:

Arthur G. Ritchie

215 Redfern Avenue, Suite 410

Montréal, Québec (Canada), H3Z 3L5

Fax: (514) 939-3477

with a copy to:

Lavery, de Billy, L.L.P.

1 Place Ville Marie, Suite 4000

Montréal, Québec (Canada) H3B 4M4

Attention: Sébastien Vézina

Fax: (514) 871-8977

5.4 - Counterparts. This Voting Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.5 - Entire Agreement. This Voting Agreement and, to the extent referenced herein, the Subscription Agreement, the Deed of Hypothec, the Inter-Creditor Priority Agreement and the Intercreditor Collateral Agency Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.6.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec without giving effect to the principles of conflicts of law. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Province of Quebec.

5.7.   Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by the Debentureholders and the Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other party.

 5.8.   Severability. Any term or provision of this Voting Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Voting Agreement or affecting the validity or enforceability of any of the terms or provisions of this Voting Agreement in any other jurisdiction, and if any provision of this Voting Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

5.9.   Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights or obligations of any party under this Voting Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other party. Subject to the foregoing, this Voting Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Voting Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Voting Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed this Voting Agreement as of the date first written above.

ARTHUR G. RITCHIE

Per:	/s/ Arthur G. Ritchie

SAND TECHNOLOGY INC.

Per:	/s/ Gilles Therrien
Name: Gilles Therrien

Title: Vice President and Chief Financial Officer

/s/ Bradley G. Griffith
BRADLEY G. GRIFFITH, on behalf of the DebentureHolders

SCHEDULE “A”

Shareholder’s Name	Number of Owned Shares
Arthur G. Ritchie	3,598,388